UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: December 28, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

BANCOLOMBIA S.A. ANNOUNCES REAL ESTATE TRANSACTION

Medellín, Colombia, December 28, 2010

Today, BANCOLOMBIA S.A. (“BANCOLOMBIA”) transferred several real estate properties which form part of the “San Martin” building complex located in Bogotá, Colombia to the FONDO DE CAPITAL PRIVADO INMOBILIARIO COLOMBIA (“FONDO”), which is administered by FIDUCIARIA BANCOLOMBIA.  The transfer included the sale of 13 real estate properties in exchange for COP 58.569.120.000 (approximately USD 29.343.129), which has already been paid to Bancolombia, and the transfer of 9 real estate properties for a value of COP 17.101.100.301 (approximately USD 8.567.651) in exchange for increased ownership interests in the FONDO.

Bancolombia will remain in the building as a renter.